UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Positron Corporation (Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE (Title of Class of Securities)
737397109 (CUSIP Number)

ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
3135 Easton Turnpike, Fairfield, CT 06431
(203) 373-2243
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   737397109

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) General Electric Company 14-0689340, successor corporation to Imatron Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person (See Instructions)

        This Amendment No. 1 to the statement on Schedule 13D originally filed by Imatron Inc. on February 1, 1999, is filed by General Electric Company ("GE") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Positron Corporation, a Texas corporation (the "Issuer" or "Positron"). Imatron Inc. was merged with and into General Electric Corporation on June 26, 2003. That Schedule 13D is hereby amended as set forth below.

Item 2. Identity and Background

        The Reporting Person is General Electric Company, a New York corporation ("GE"). Because GE and Imatron Inc. were merged on June 26, 2003, GE is filing this amendment to the 13D originally filled by Imatron Inc. GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

        GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

        GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

        GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

        The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

        During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

        On June 29, 2003, GE and Positron entered into a transaction pursuant to which GE surrendered for cancellation Positron's $2,000,000 note and accrued interest, 9,000,000 shares of Positron's common stock and a warrant exercisable for 6,000,000 shares of Positron's common stock in exchange for Positron selling to GE its cardiac PET software. In connection with the transaction, GE granted Positron a worldwide, perpetual, non-exclusive, royalty-free license to use the transferred cardiac PET software, and GE and Positron entered into a services agreement whereby GE will pay Positron to provide support to transition the software to GE.

Item 5. Interest in Securities of the Issuer

        General Electric no longer owns any equity securities of Positron. As a result, General Electric is no longer a 5% beneficial owner of securities of Positron.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As noted above in Item 4, GE and Positron entered into a Technology Purchase Agreement pursuant to which GE surrendered for cancellation Positron's $2,000,000 note and accrued interest, 9,000,000 shares of Positron's common stock and a warrant exercisable for 6,000,000 shares of Positron's common stock in exchange for Positron selling to GE its cardiac PET software. The Technology Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

  99.1
  Technology Purchase Agreement between General Electric Company and Positron Corporation dated June 29, 2003.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
July 11, 2003
Signature
/s/ ELIZA W. FRASER*
Name/Title
Eliza W. Fraser, Associate Corporate Counsel, General Electric

* Power-of-Attorney incorporated herein by reference to the Statement of Beneficial Ownership on Form 13D filed by General Electric Company with regard to its beneficial ownership of shares of Mecon, Inc. Common Stock filed on December 3, 1999.